17 [redacted] 14 / A

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UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

10028740

ROVAL
3235-0123
uary 28, 2010
ge burden
nse...... 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 7 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED RE
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 40770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkowitz Trahan & Co PA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OFG
FINANCIAL SERVICES, INC.
SPECIALIZING IN RETIREMENT AND INVESTMENT PLANNING

RECEIVED
2010 APR 16 PM 4:52
SEC / TM

SEC MAIL PROCESSING SECTION
RECEIVED
APR 07 2010
WASH, D.C. 200

March 30, 2010

Securities and Exchange Commission
450 5th Street, NW – Mail Stop S-1
Washington, DC 20549

Gentlemen:

Enclosed please find our Independent Accountants' Report on OFG's SIPC Assessment Reconciliation for the period ending December 31, 2009. Please place this Report with our Form X-17A-5, Part III filing for the year ending December 31, 2009.

Yours truly,

OFG Financial Services, Inc.

Todd Payne
Chief Financial Officer

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

To the Board of Directors of
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by OFG Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records and canceled checks noting no differences;

2, Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the SIPC Net Operating Revenues Calculation noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the SIPC Net Operating Revenues Calculation supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

March 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 14*14
TOWNSITE PLAZA #2 STE 105 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Payne, CCO, CFO, (785) 233-4071

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/2/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Todd Payne (Todd Payne)
(Authorized Signature)

CCO, CFO
(Title)

Dated the 26th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,012,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,967,425
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	11,733
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,979,158
2d. SIPC Net Operating Revenues	$ 33,815
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

SIPC Net Operating Revenues Calculation
4/1/2009 - 12/31/2009

Acct #	Acct Description	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	Total
4049	Commissions - Health Plans	4,389	9,703	9,225	4,547	11,133	4,536	6,913	6,842	6,853	64,141
4050	Commissions - MF RPR	911	302	233	3,045	636	344	1,249	5,549	513	12,782
4051	Commissions - Annuities	275,639	183,037	350,052	230,995	241,975	278,245	225,462	222,276	345,155	2,352,836
4052	Commissions - Mutual Funds	142,550	170,390	145,267	160,127	132,167	191,800	178,062	171,731	211,476	1,503,570
4056	Commissions - Fixed Annuity	-	-	-	-	9,151	-	480	7,059	2,518	19,208
4057	Commissions - Muni	2,343	1,245	1,719	2,444	798	1,493	2,593	793	1,460	14,888
4080	Interest - Other	5	6	5	2	7	54	5	4	5	93
4081	Interest - CoreFirst	546	546	546	546	422	427	365	365	94	3,857
4082	Interest - Intrust	514	514	514	514	514	514	377	393	302	4,156
4083	Interest - US Bank	124	112	87	89	78	74	70	62	64	760
4090	Miscellaneous	-	849	535	-	960	165	-	358	-	2,867
	Total	427,021	366,704	508,183	402,309	397,841	477,652	415,576	415,432	568,440	3,979,158
	Mutual Funds & Muni's	145,804	171,937	147,219	165,616	133,601	193,637	181,904	178,073	213,449	1,531,240
	Variable Annuities	275,639	183,037	350,052	230,995	241,975	278,245	225,462	222,276	345,155	2,352,836
	Insurance	4,389	9,703	9,225	4,547	20,284	4,536	7,393	13,901	9,371	83,349
	Other	1,189	2,027	1,687	1,151	1,981	1,234	817	1,182	465	11,733
	Total	427,021	366,704	508,183	402,309	397,841	477,652	415,576	415,432	568,440	3,979,158
	FOCUS Total Revenues	430,465	370,288	513,833	405,718	401,393	479,721	420,099	420,604	570,852	4,012,973

Form SIPC-4 #150 **FY 2009**

8-040770 FINRA DEC OFG FINANCIAL SERVICES INC TOWNSITE PLAZA #2 STE 105 120 SE 6TH AVE TOPEKA, KS 66603-3515	ASSESSMENT - FY 2009 $150.00 INTEREST DUE (Instructions Below) BALANCE DUE (Check Enclosed) $150.00 PAID JAN 02 2009 ck # 22800

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2009 no later than January 30, 2009. Persons who become SIPC members after January 1, 2009 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2009 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which

Account Summary

Reference	*Date*	*Description*	*Amount*
4587	1/1/2004	Assessment - S4-2004	150.00
9501	1/8/2004	Payment Applied	(150.00)
19906	1/1/2005	Assessment - S4-2005	150.00
29262	2/14/2005	Payment Applied	(150.00)
34325	1/1/2006	Assessment - S4-2006	150.00
39937	1/24/2006	Payment Applied	(150.00)
48103	1/1/2007	Assessment - S4-2007	150.00
54074	1/22/2007	Payment Applied	(150.00)
61170	1/1/2008	Assessment - S4-2008	150.00
65667	1/11/2008	Payment Applied	(150.00)
73738	1/1/2009	Assessment - S4-2009	150.00